UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number  001-13643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma  74103

ONEOK, INC.

PROFIT SHARING PLAN

TABLE OF CONTENTS

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Profit Sharing Plan for employees of ONEOK, Inc. and its subsidiaries:

		Page

Report of Independent Registered Public Accounting Firm		1

Financial Statements:

	Statements of Net Assets Available for Benefits - December 31, 2011 and 2010	2

	Statement of Changes in Net Assets Available for Benefits -
	Year Ended December 31, 2011	3

	Notes to Financial Statements	4-11

Schedule

1	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Exhibits

23 -	Consent of Independent Registered Public Accounting Firm

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted as they are inapplicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ONEOK, Inc. Audit Committee
Profit Sharing Plan
Tulsa, Oklahoma

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Tulsa, Oklahoma

June 28, 2012

PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010
(In thousands)
	2011	2010

Plan interest in the Master Trust	$22,708	$-
Investments, at fair value:
Money market fund	-	602
Mutual funds	-	12,455
Common stock of ONEOK, Inc.	-	6,278
Total investments, at fair value	-	19,335
Contribution receivable	5,835	-
Net assets available for benefits	$28,543	$19,335

See accompanying notes to financial statements.

PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011
(In thousands)
2011

Additions to net assets attributed to:

Investment income:
Plan interest in the Master Trust investment income	$3,403

Contributions:
Employer	6,696

Total additions	10,099

Deductions to net assets attributed to:
Benefits paid to participants	(891)
Total deductions	(891)

Net increase in net assets available for benefits	9,208
Net assets available for benefits, beginning of period	19,335
Net assets available for benefits, end of period	$28,543

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

(1)	Description of Plan

A brief description of the Profit Sharing Plan (the Plan) follows and is provided for general information only.  Participants should refer to the full text of the Plan Document for more complete information.

(a)	General

The Plan is administered by the ONEOK, Inc. Benefit Plan Administration Committee (the Plan Administrator) and is provided for the benefit of the employees of ONEOK, Inc. and its subsidiaries (the Company).  The Plan is a defined contribution plan which covers:

•	nonbargaining unit employees hired on or after January 1, 2005;
•	employees that transfer from a bargaining unit to a nonbargaining unit position on or after January 1, 2005;
•	employees covered under the International Brotherhood of Electrical Workers’ collective bargaining agreement hired on or after July 1, 2010;
•	employees covered under the collective bargaining agreement with locals 12561, 13417 and 14228 of the United Steel Workers who were hired on or after December 15, 2011; and,
•	other certain employees who elected to terminate participation in the Retirement Plan for Employees of ONEOK, Inc. and Subsidiaries.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Participation and Contributions

An employee begins participation on the first day of the month following or coinciding with employment, or may elect to decline participation in the Plan at that time.  An employee that declined participation may elect, at any time in the future, to become a participant in the Plan by contacting Fidelity Management Trust Company (Fidelity), the Plan’s Trustee and record keeper.  Participation would commence as of the first day of the calendar month following enrollment.  There is no minimum service or age requirement.

The Company may, and generally expects to, make a contribution to the Plan each calendar quarter that will result in an allocation to each participant’s Plan account equal to one percent of the participant’s eligible compensation for that quarter.  A participant must be employed one month in an eligible position during that quarter and be actively employed on the last day of the calendar quarter to qualify for the contribution.  The Company may also make an additional discretionary contribution to the Plan at year-end.  Participants must be actively employed on the last day of the Plan year to receive an annual discretionary contribution.  The Plan does not provide for any contributions to be made by participants, except for rollovers from other qualified plans.

There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company.  The Plan is a defined contribution plan subject to the combined annual contribution limit.  For 2011, the maximum for employee and employer combined annual contributions was the lesser of 100 percent of the participant’s base earnings or $49,000, pursuant to Internal Revenue Code (the Code) section 415(c)(1)(A).  These limits are indexed and may be adjusted periodically by the Internal Revenue Service (IRS).

Participants that have ONEOK, Inc. common stock as an investment option may be eligible to receive cash payments for dividends paid on that stock.  ONEOK, Inc. common stock dividends are credited to each participant’s Plan account and are distributed or reinvested according to each participant’s election.  The election choices for dividends paid on ONEOK, Inc. common stock are:

1.	If the quarterly dividend is less than $100 and the participant has elected to receive dividends by direct deposit into a bank account, receive all of the dividend in cash;

2.	If the quarterly dividend is $100 or more, receive all of the dividend in cash;

3.	If the quarterly dividend is $200 or more, receive 50 percent of the dividend in cash and have 50 percent of the dividend reinvested in ONEOK, Inc. common stock in participant’s Plan account; or

4.	Have 100 percent of the dividends reinvested in ONEOK, Inc. common stock in participant’s Plan account. This is the default election.

Dividends reinvested are considered pretax contributions, but are not subject to Plan limits or limits under applicable rules of the IRS.  Dividends received in cash constitute additional income for federal income tax purposes and are included in each participant’s gross taxable income in the year received.

(c)
Participant Accounts

Participants have the right to designate the investment of their account balances.  If no investment option is elected by a participant, the funds in the participant’s account will be invested in the Schwab Managed Retirement Trust fund maturing closest to the year in which the participant will attain age 65.  Participants may direct the investment of their account balances to more than one option.  However, the minimum investment that can be directed to any one option is 1 percent, and whole increments of 1 percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment elections with the Trustee of the Plan (Plan Trustee) on a daily basis except during scheduled suspension periods.  Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant's account.  Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale.  The cost charged to a participant's account for each share of ONEOK, Inc. common stock purchased is 2.9 cents.

Dividends are generally declared on ONEOK, Inc. common stock after the end of each calendar quarter.  A record date for determining the shareholders entitled to receive a quarterly dividend is set by the Company’s Board of Directors.

Certain mutual fund companies have implemented market timing restrictions designed to protect the long-term investors in the mutual fund.  These restrictions limit the number of exchanges an investor can initiate within a given period of time and certain funds charge a redemption fee.  Regularly scheduled sales to fund distributions and purchases from payroll contributions are not subject to the restrictions.

If a participant is an officer or an employee in one of certain designated work groups (regardless of the level of position), the participant must obtain approval of all trading activity in the participant’s Plan account that involves ONEOK, Inc. common stock prior to execution of the transaction.  For these employees, there are trading periods during which the participant can buy or sell ONEOK, Inc. common stock during the year.  Generally, these periods begin three days after the public release of

(d)
quarterly or annual financial results for ONEOK, Inc. and continue until the first day of the following calendar quarter.

Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the value of the investments).

(e)
Distributions and Withdrawals

In general, the Plan provides that no Company contributions or earnings may be withdrawn by or distributed to a Plan participant during active employment, except for dividends on ONEOK, Inc. common stock described in Note (1)(b).  The Plan does not provide for hardship distributions or Plan participant loans during active employment.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company for any reason and the participant’s total account balance does not exceed $5,000;

2.	the participant dies;

3.	the Plan is terminated; or

4.
the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA), or receive a single lump sum payment from the Plan as soon as administratively possible after leaving the Company.  Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70 ½, at which time a distribution of the full account is required.  If the participant’s account balance does not exceed $5,000, then the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA.  If the participant does not request a distribution and the account balance is less than $1,000, a lump sum cash payment will be made.  If a distribution is not requested and the balance is between $1,000 and $5,000, the account balance will be transferred to an IRA established on behalf of the participant.

If a participant receives a lump-sum distribution from the Plan, the IRS requires the Plan to automatically withhold 20 percent for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20 percent federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional 10 percent income tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59 ½, or separates from the Company after attainment of age 55.

(f)
Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination of the Plan, each participant would receive distribution of the entire balance of his/her Plan account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Quoted market prices, if available, are used to value the Plan’s investments and investments included in the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries and Profit Sharing Plan Master Trust (the Master Trust).  Mutual funds are valued at the net asset value of shares held at year end.  The guaranteed investment contract funds represent investments in the Federated Capital Preservation Fund and the SEI Stable Asset Fund, which primarily invest in guaranteed investment contracts, synthetic guaranteed investment contracts and other investments with similar characteristics.  Investments in the guaranteed investment contract funds are stated at contract value, which approximates fair value, and are valued based on information reported by the Plan Trustee using audited financial statements of the guaranteed investment contract funds. Effective January 1, 2011, the investments were transferred to Fidelity from Bank of Oklahoma, N.A., as Plan Trustee and the Company established the Master Trust to hold the Plan’s assets and the assets of the Company’s Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries.

The Company had a Plan Expense Reimbursement Program with Fidelity through December 31, 2010, which paid the Plan an amount equal to 3.75 basis points per quarter (or 15 basis points annually) based on the average daily balances invested in Fidelity’s mutual funds by participants in the Plan.  The total quarterly payment was limited to $6.25 per participant as of the last day of the quarter.  This quarterly payment was paid by Fidelity and does not impact the overall expense ratio of the fund.  The Company passed the quarterly payments through as earnings to participants invested in the Fidelity mutual fund offered by the Plan.  The quarterly payments were allocated based on each individual participant’s account balance on the day the reimbursement was received.  In 2011, quarterly reimbursement payments from Fidelity were used to offset administrative expenses of the Plan.

Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities which, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

(c)	Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee, except for brokerage commissions, investment fund expense ratios, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant's account, are paid by the Company or the Plan as provided by the

Plan Document.  For the year ended December 31, 2011, the Company paid all costs and expenses for administering the Plan and has not sought reimbursement from the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is intended in all respects to be a qualified plan under the Code.  The Plan received a favorable determination letter from the IRS dated September 29, 2005, stating that the Plan was in compliance with the applicable requirements of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated within the applicable requirements of the Code.  A request for a new determination letter for the Plan has been submitted to the IRS.

(f)
Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

(g)
Recently Issued Accounting Standards Update

In January 2010, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires separate disclosures of purchases, sales, issuances and settlements in the reconciliation of our Level 3 fair value measurements.  The Plan adopted this guidance in 2011, and the impact was not material.  Other provisions of ASU 2010-06 were adopted in 2010.

(3)	Investments

(a)	Fair Value of Plan Assets

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels.  The levels of the hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date.  Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and

•
Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate.  These unobservable inputs are developed based on the best information available and may include the Plan’s own internal data.

As of December 31, 2011, the Plan held no investments outside the Master Trust.  See Note 4 for discussion of recurring fair value measurements of the Master Trust.

At December 31, 2010, all of the Plan’s investments in the accompanying statements of net assets available for benefits are measured at fair value on a recurring basis and are classified within Level 1 of the valuation hierarchy.

(b)
Individual Investments Greater Than 5 percent of Net Assets Available for Benefits

The following table presents the fair value of individual investments that represent 5 percent or more of the Plan’s net assets at December 31, 2011 and 2010 (in thousands):

	2011	2010
Plan interest in the Master Trust	$22,708	*
Fidelity Balanced Fund	**	$1,188
Schwab Managed Retirement Trust 2030 Fund	**	$1,511
Schwab Managed Retirement Trust 2040 Fund	**	$1,690
Schwab Managed Retirement Trust 2050 Fund	**	$1,453
Common stock of ONEOK, Inc.	**	$6,278
Dodge & Cox International Stock Fund	**	$1,096
*Investment option not available for the period indicated.
**Individual investment included in the Master Trust in 2011.

 (4)           Master Trust

The Plan Trustee maintains separate accounting reflecting the equitable share of the Plan in all investments, receipts, disbursements and other transactions, and reports the value of such equitable share in participant accounts.  The Plan’s interest in the Master Trust in the Statement of Net Assets Available for Benefits represents approximately 3% of the Master Trust at December 31, 2011.

A summary of the Master Trust assets at December 31, 2011 is as follows:

2011

Investments, at fair value (in thousands) :
Money market fund	$99,805
Mutual funds	333,379
Guaranteed investment contract funds	586
Common stock of ONEOK, Inc.	417,786
Common stock of Westar Energy, Inc.	1,467
Total investments, at fair value	853,023
Unsettled trades	201
Total assets	$853,224

The following is a summary of the investment income in the Master Trust for the year ended December 31, 2011:

2011
(In thousands)
Net apreciation (depreciation) in fair value:
Mutual Funds	$(13,708)
Common Stock	162,987
149,279
Interest and dividends	21,405
Total investment income	$170,684

The following table sets forth the Master Trust recurring fair value measurements for each level within the fair value hierarchy at December 31, 2011 (in thousands):

	Fair Value at December 31, 2011
Assets	Level 1	Level 2	Level 3	Total
Money market fund	$99,805	$-	$-	$99,805
Mutual funds	333,379	-	-	333,379
Guaranteed investment contract funds	-	-	586	586
Common stock of ONEOK, Inc.	417,786	-	-	417,786
Common stock of Weststar Energy, Inc.	1,467	-	-	1,467
Total investments	$852,437	$-	$586	$853,023

As of February 29, 2012, the American Funds Growth Fund of America option was closed to participants.  All balances were transferred to the JPMorgan Large Cap Growth Fund as of February 29, 2012.

The following table sets forth a reconciliation of the Master Trust’s recurring Level 3 fair value measurements for the period indicated (in thousands):

Guaranteed Investment Contract Funds
Balance, December 31, 2010	$-
Transfers in	6,392
Sales	(5,806)
Balance, December 31, 2011	$586

(5)	Related Party Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employer organization whose members participate in the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.  Transactions in the Master Trust are managed by Fidelity, the Plan Trustee, and therefore transactions with Fidelity qualify as party-in-interest transactions.

(6)	Temporary Suspension of Trading upon Change in Plan Trustee

In order to accommodate the change in Plan Trustee to Fidelity in 2011, the Plan was in a blackout period from December 17, 2010, to January 14, 2011, during which participants and beneficiaries of the Plan were temporarily unable to (1) direct or diversify investments in their individual accounts, (2) obtain distributions from the Plan, (3) change future investments elections, or (4) transfer assets from one investment fund option to another.

Schedule 1

PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
(In thousands, except shares)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in-	Identity of Issuer,	Description of Investment,
Interest	Borrower, Lessor	Including Maturity Date, Rate		Current
Identification	or Similar Party	of Interest, Par or Maturity Value	Cost**	Value

*	Plan interest in Thrift Plan for Employees of
ONEOK, Inc. and Subsidiaries and Profit Sharing Plan
	Master Trust			$22,708

*	Party-in-interest
**	This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Profit Sharing Plan

ONEOK, Inc.

Date: June 28, 2012	By:	/s/ Robert F. Martinovich
Robert F. Martinovich
Executive Vice President,
Chief Financial Officer and Treasurer
(Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm